October 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Fullem (fullemp@sec.gov)

Re:	CPS Technologies Corp. Registration Statement on Form S-3 CIK No. 0000814676 File No. 333-282266 Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-282266) filed by CPS Technologies Corp. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on September 20, 2024, as amended (the “Registration Statement”).

The Company hereby requests that the Registration Statement be made effective at 4:00 p.m. Eastern Time on Thursday, October 17, 2024, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

Please contact Thomas B. Rosedale of Nutter, McClennen & Fish, LLP at (617) 439-2040 or by email at trosedale@nutter.com with any questions you may have concerning this request. Please notify Mr. Rosedale when this request for acceleration has been granted.

Sincerely,

CPS TECHNOLOGIES CORP.

/s/ Brian T. Mackey

Name: Brian T. Mackey

Its:	President and Chief Executive Officer

111 South Worcester Street, Norton, MA 02766
cpstechnologysolutions.com